UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31038 / May 5, 2014

In the Matter of

PROFESSIONALLY MANAGED PORTFOLIOS
615 East Michigan Street
Milwaukee, WI 53202

And

BALTER LIQUID ALTERNATIVES, LLC
125 High Street
Oliver Street Tower
Suite 802
Boston, MA 02110

(File No. 812-14243)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Professionally Managed Portfolios and Balter Liquid Alternatives, LLC filed an application on
November 22, 2013, and amendments to the application on February 18, 2014 and March 14,
2014, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On April 8, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31010). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Professionally Managed Portfolios and Balter Liquid Alternatives, LLC (File No. 812-14243) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary